EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization
A8 Corporation Ltd.	Ireland
ActivCard (Hong Kong) Limited	Hong Kong
ActivCard (UK) Ltd.	United Kingdom
ActivCard (UK) Trustees Ltd.	United Kingdom
ActivCard Asia Pte. Ltd.	Singapore
ActivCard Canada Inc.	Canada
ActivCard Developments Pty. Ltd.	Australia
ActivCard GmbH	Germany
ActivCard Ireland Ltd.	Ireland
ActivCard Software Private Limited	India
ActivCard South Africa (Proprietary) Pty. Ltd.	South Africa
ActivIdentity (Australia) Pty. Ltd.	Australia
ActivIdentity Europe S.A. (formerly known as ActivCard S.A.)	France
ActivIdentity, Inc.	California
ActivIdentity K.K.	Japan
Aspace Solutions Ltd. Employee Benefit Trust	United Kingdom
Protocom Consulting Limited	United Kingdom
Protocom Development Systems Europe BV	Netherlands
Protocom Development Systems Limited	United Kingdom
Protocom Development Systems Limited	Delaware
Protocom Development Systems SA	South Africa